ALIANZA MINERALS LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS – QUARTERLY HIGHLIGHTS

FOR THE SIX MONTHS ENDED MARCH 31, 2020

OVERVIEW AND INTRODUCTORY COMMENT

Alianza Minerals Ltd. (“Alianza” or the “Company”) is a growth-oriented junior exploration and development company listed on the TSX Venture Exchange under the trading symbol “ANZ”. The Company is a prospect generator focused on the Americas, particularly the Cordilleran regions that characterize western North and South America.  As a prospect generator, the goal of Alianza is to acquire mineral exploration and evaluation assets (Mineral Properties) on attractive terms, add value through early stage exploration and then vend or option some or all of a value-added Mineral Property to a third party explorer for further advancement.  The Company has properties in Nevada USA, Yukon and British Columbia Canada, and Peru. The Company also has a 1% NSR (capped at $1,000,000) on certain properties in Mexico.

This MD&A is dated May 19, 2020 and discloses specified information up to that date. Unless otherwise noted, all currency amounts are expressed in Canadian dollars. The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the six months ended March 31, 2020 and the Company’s audited consolidated financial statements for the year ended September 30, 2019 and the related notes thereto.

Additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.alianzaminerals.com.

MAJOR INTERIM PERIOD OPERATING MILESTONES

Horsethief, Nevada, USA

On October 30, 2019, the Company reported the results of 2019 fieldwork at the Horsethief gold property. A detailed mapping program was conducted on the property and surrounding area to refine property stratigraphy, identify new targets and prioritize targets for drilling. Highlights of the program include the discovery of new gold-bearing jasperoid, the identification of favourable carbonate host stratigraphy, and the mapping of alteration and structural features that may act as pathways for gold-bearing fluids at Horsethief. Based on the results of the field program, the property was expanded.

On January 20, 2020, the Company announced that the planning was under way for drilling at the Horsethief property, with financing from partner Hochschild Mining (“Hochschild”). Drilling will target disseminated gold mineralization near the contact of Cambrian-aged and Ordovician-aged rocks -- an important age that hosts large gold deposits elsewhere in Nevada, such as the Long Canyon mine. Prior to drilling, an induced polarization and magnetic survey, slated to start in February, will investigate the new claims added to the property subsequent to the completion of the 2019 program. These claims were acquired in light of the discovery of gold-bearing jasperoid alteration in carbonate rocks east of the property. Approximately five line kilometres of IP and 20 line kilometres of magnetics will be completed. Drilling will commence as soon as weather conditions on the property permit.

On April 20, 2020, the Company reported that the Caliente, Nevada Field Office of United States Bureau of Land Management for the Ely District, Nevada has accepted the amended Notice of Intent (“NOI”) for the Company’s proposed reverse-circulation (“RC”) drilling program at the Horsethief Gold Property, Nevada. The current NOI was updated to reflect the expansion of the program to 3,000 metres in ten holes from the 1,500 metres in the original NOI. The program will be completed as soon as conditions allow.

Due to the uncertainty around the Covid-19 pandemic, a precise start date for the program cannot be provided at this time, but all preparations have been made to start the program as soon as crews are safely able to access and work at the site. Nevada state and local government updates are being monitored and recommendations incorporated into project timetables and health and safety protocol.

BP & Bellview, Nevada, USA

On November 26, 2019, the Company was informed by Hochschild that Hochschild would terminate the earn-in on the BP & Bellview projects. Thus, the Company retains 100% interest in both the BP & Bellview projects.

On January 20, 2020, Alianza announced that it was planning mapping and sampling programs at its BP and Bellview properties in the southern extension of the Carlin trend and in the vicinity of the Bald Mountain gold mine. At BP, work will focus on refining the carbonate stratigraphy on the property to focus further exploration. At Bellview, work will concentrate on the CS showing. In both cases, the 2020 fieldwork will be completed in order to upgrade the properties for potential option/joint venture partnerships.

Given the situation with the Covid-19 pandemic, the Company continues its planning work.  As soon as the local government declares that work can be performed at the properties, the Company will start the programs, with extra health and safety measures to ensure the crews can perform the work safely.

Haldane, Yukon Territory, Canada

On October 22, 2019, the Company reported that drilling at the Haldane silver property has confirmed the presence of new silver-bearing vein targets at the Bighorn Zone. The first two holes of the program tested the Ross and Bighorn soil geochemical anomalies, neither of which has been previously tested by drilling. Highlights of the first hole at the Bighorn Anomaly include 125 g/t Ag and 4.4% Pb over 2.35 metres from 154.15 metres depth. Additional assay results are pending for the two additional holes drilled at the Mt. Haldane Vein System (MHVS) area and will be reported next.

On November 1, 2019, the Company reported that the remaining two holes were drilled at the Middlecoff zone at the Mt Haldane Vein System, targeting high-grade silver mineralization found in historic underground workings. Highlights include a 1.02 metre sample within the Middlecoff Zone that assayed 455.0 g/t silver in HLD19-16 from a broader 10.66 metre section that averaged 125.6 g/t silver. A separate intersection returned 996 g/t silver, 1.486 g/t gold and 28.35% lead over 0.35 metres. These results follow the recent confirmation of a second target area at the Bighorn Zone, three kilometres east of the Middlecoff Zone.

On January 20, 2020, the Company announced that the Haldane property would be the second property Alianza planned to test with drilling in 2020. This program will follow up the 2019 drill program, which resulted in the discovery of a new high-grade silver target at the Bighorn zone, as well as following up high-grade silver mineralization intersected in drilling at the Middlecoff zone. The results of the 2019 program are being compiled, and detailed planning for 2020 will commence once that work is complete.

Given the situation with the Covid-19 pandemic, the Company does not have a precise start date and continues its planning work in the meantime.  As soon as the local government declares that work can be performed at the property, the Company will start the program, with extra health and safety measures to ensure the crews can perform the work safely.

KRL, British Columbia, Canada

On December 12, 2019, the Company released results of the 2019 exploration program at the KRL gold property, located in British Columbia's prolific Golden Triangle. This program consisted of mapping, prospecting, and rock and soil geochemical sampling in order to provide context and guide further exploration in the vicinity of the high-grade KRL gold showing. The 2019 program identified a potential corridor to host high-grade gold mineralization (Alianza highlights include 122.8 grams per tonne gold over 30 centimetres).

On January 20, 2020, the Company announced that it was also planning a follow-up program at the KRL gold property. The 2020 program will consist of detailed mapping of this target to assess the potential for additional high-grade gold veins and to prioritize targets for drilling.

Given the situation with the Covid-19 pandemic, the Company is currently working on its planning work.  As soon as the local government declares that work can be performed at the property, the Company will start the program, with extra health and safety measures to ensure the crews can perform the work safely.

Tim, Yukon Territory, Canada

On January 27, 2020, the Company announced that it signed an option agreement with a wholly owned subsidiary of Coeur Mining Inc. (“Coeur”) to explore the road-accessible Tim property in southern Yukon. Exploration at Tim property is targeting high-grade silver-lead mineralization similar to that being mined by Coeur at its Silvertip operation, located 12 kilometres south of the Tim property.

Highlights:

•

High-grade silver mineralization in historic trenches;

•

Detailed mapping, trenching and soils program for 2020;

•

Tim property is 12 kilometres from Coeur's Silvertip mine.

Coeur can earn an 80% interest in the Tim property by (i) financing $3.55-million in exploration over five years and (ii) making scheduled cash payments totalling $575,000 over eight years as follows:

Date/Period	Expenditures	Option Payment
On the Effective Date	None	$10,000 (received)
On or before 1st anniversary of the Class 1 Notification Date	$50,000	$15,000
On or before 2nd anniversary of the Class 1 Notification Date	$500,000	$25,000
On or before 3rd anniversary of the Class 1 Notification Date	$500,000	$50,000
On or before 4th anniversary of the Class 1 Notification Date	$1,000,000	$75,000
On or before 5th anniversary of the Class 1 Notification Date	$1,500,000	$100,000
On or before 6th anniversary of the Class 1 Notification Date	None	$100,000
On or before 7th anniversary of the Class 1 Notification Date	None	$100,000
On or before 8th anniversary of the Class 1 Notification Date	None	$100,000

Coeur must also finance a feasibility study and notify Alianza of its intention to develop a commercial mine on the property on or before the eighth anniversary from the date of the Class 1 Notification regarding the exploration permit.

The 2020 exploration program at Tim property is expected to target high-grade silver-lead-zinc carbonate replacement mineralization (CRM), similar to that found at Coeur's Silvertip operation. Coeur's tentative exploration plans are in line with those announced by Alianza on January 20, 2020 and will consist of detailed mapping, soil geochemical surveys and reopening old trenches, which date back to 1988.

INTERIM PERIOD FINANCIAL CONDITION

Capital Resources

On February 25, 2020, the Company closed a financing for $1,100,000 (22,000,000 units) to further advance its projects in British Columbia, Yukon, Nevada and Peru.  Each unit comprises one common share and one common share purchase warrant at $0.05 per unit. The warrant is valid for three years until February 25, 2023 and is exercisable at $0.10 to acquire one common share. The Company paid $50,100 as cash finder’s fee and issued 1,002,000 finder’s warrants, each of which is exercisable into one common share at a price of $0.05 for a period of 12 months. The value of the finder’s warrants was determined to be $32,665.

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or ability to raise funds.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the future cash flows from equity issuances and the potential exercise of warrants, finders’ warrants and options, along with the planned developments within the Company will allow its efforts to continue throughout 2020. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

Liquidity

As at March 31, 2020, the Company had working capital of $199,290 (September 30, 2019 – $29,118). As at March 31, 2020, $462,310 was held in cash (September 30, 2019 - $322,984) and $65,425 was held in restricted cash (September 30, 2019 - $29,546). The total increase of $175,205 was due to: (a) net proceeds from the private placement of $1,017,293; while being offset by (b) net exploration and expenditures assets expenditures of $381,896; and (c) reduction of $452,370 due to the operating activities.

Operations

For the three months ended March 31, 2020 compared with the three months ended March 31, 2019:

Excluding the non-cash depreciation of $47 (2019 - $103), the Company’s general and administrative expenses amounted to $234,677 (2019 - $82,246), an increase of $152,431. The change in the expenses was mainly due to increases in: (a) wages, benefits and consulting fees (2020 - $73,640; 2019 - $27,007); (b) investor relations and shareholder information (2020 - $63,145; 2019 - $13,504) and (c) transfer agent, listing and filing fees (2020 - $26,785; 2019 - $2,476) as the Company has been active in promoting to its shareholders and potential investors regarding the Company’s operating activities as well as its exploration programs on its properties, either funded by the partners or the Company itself.

For the six months ended March 31, 2020 compared with the six months ended March 31, 2019:

Excluding the non-cash depreciation of $93 (2019 - $206), the Company’s general and administrative expenses amounted to $700,786 (2019 - $212,722), an increase of $488,064. The change in the expenses was mainly due to increases in: (a) investor relations and shareholder information (2020 - $412,893; 2019 - $21,593); (b) accounting and legal fees (2020 - $117,786; 2019 - $85,998) and (c) wages, benefits and consulting fees (2020 - $92,317; 2019 - $71,032) as the Company has been active in promoting to its shareholders and potential investors regarding the Company’s operating activities as well as its exploration programs on its properties, either funded by the partners or the Company itself.

SIGNIFICANT RELATED PARTY TRANSACTIONS

During the quarter, there was no significant transaction between related parties.

COMMITMENTS, EXPECTED OR UNEXPECTED, OR UNCERTAINTIES

As a result of the administrative practices with respect to mining taxation in Mexico, there can be significant uncertainty, in regards to when, or if, taxes are payable and the amount that may ultimately be payable. As at September 30, 2015, Mexican claim taxes totaling approximately $766,000 had been levied. Of this amount, $563,000 relates to properties that were held by Minera Tarsis, S.A. de C.V., which the Company has applied to wind up, and $203,000 relates to properties being acquired. On February 16, 2016, the Company sold all its Mexican properties to Almadex, and reduced the claim taxes to $173,783. These taxes will never be paid in full and any amount that will, or might, be payable cannot realistically be determined at this time. Accordingly, these taxes have been disclosed as a contingent liability, and not recognized as a liability or provision.

As of the date of the MD&A, the Company has no outstanding commitments.

Other than disclosed in this MD&A – Quarterly Highlights, the Company does not have any commitments, expected or unexpected, or uncertainties.

RISK FACTORS

In our MD&A filed on SEDAR January 17, 2020 in connection with our annual financial statements (the “Annual MD&A”), we have set out our discussion of the risk factors Exploration risks, Market risks and Financing risk which we believe are the most significant risks faced by Alianza. An adverse development in any one risk factor or any combination of risk factors could result in material adverse outcomes to the Company’s undertakings and to the interests of stakeholders in the Company including its investors. Readers are cautioned to take into account the risk factors to which the Company and its operations are exposed. To the date of this document, there have been no significant changes to the risk factors set out in our Annual MD&A.

DISCLOSURE OF OUTSTANDING SHARE DATA

The authorized share capital of the Company consists of an unlimited number of common shares without par value.  The following is a summary of the Company’s outstanding share data as at March 31, 2020:

	Issued and Outstanding
	March 31, 2020	May 19, 2020

Common shares outstanding	104,434,697	104,434,697
Stock options	5,499,500	4,235,000
Warrants	49,967,857	41,712,857
Finder’s options	2,275,225	2,035,225
Fully diluted common shares outstanding	162,177,279	152,417,779

QUALIFIED PERSON

Jason Weber, BSc., P.Geo is the Qualified Person as defined under National Instrument 43-101 responsible for the technical disclosure in this document. Mr. Weber is the President and Chief Executive Officer of Alianza and prepared the technical information contained in this MD&A – Quarterly Highlights.

Cautionary Statements

This document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. All statements other than statements of historical fact herein, including, without limitation, statements regarding exploration results and plans, and our other future plans and objectives, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, our estimates of exploration investment, the scope of our exploration programs, and our expectations of ongoing administrative costs. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by law. Forward-looking statements are subject to risks, uncertainties and other factors, including risks associated with mineral exploration, price volatility in the mineral commodities we seek, and operational and political risks. Readers are cautioned not to place undue reliance on forward-looking statements.